Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57683-13

Web site: www.langmichener.com

Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

December 12, 2008

VIA EDGAR MAIL
STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E. Washington, D.C.
USA 20549

Attention: Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

BARK GROUP INC. (the “Company”)
Registration Statement on Form S-1
Amendment No. 6 Filed November 28, 2008 (the “Form S-1/A6”)
SEC File No. 333-150526

We write on behalf of the Company in response to Staff’s letter of December 5, 2008 (the “Comment Letter”) signed by Mr. Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 registration statement filing. In response to the Comment Letter, the Company has prepared and filed an Amendment No. 7 to the Form S-1 registration statement (the “Form S-1/A7”). We also enclose for your reference a black-lined copy of the Form S-1/A7 showing changes made to the Form S-1/A6 in response to Staff’s comments.

In addition to the Form S-1/A7, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-1/A7.

Bark Group Inc.

Critical Accounting Policies, page 67

1.

We refer to the critical accounting policy disclosed on page 67 relating to business combinations, and in particular the disclosures regarding goodwill. We note that the goodwill recorded in connection with your acquisitions of Bark Copenhagen and Bark Media is material to your financial statements. We also note that you have incurred losses to date without achieving profitable operations, including a net loss of $2,314,000 for the nine month period ended September 30, 2008.

Tell us how you considered this fact in the cash flows projections you used to determine the fair value of your reporting unit. Tell us whether, and why, you believe that there are significant risks and uncertainties supporting the realizability of the assumptions you used to determine the fair value of your reporting unit. If so, you should expand your critical accounting policy to provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill balance. Please note that the underlying purpose of the MD&A is to provide investors with information that the registrant believes is necessary to an understanding of its financial condition, changes in financial condition and results of operations. It is the responsibility of management to identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. In this regard, you should provide the following information:

  a more detailed description of the steps that your perform to review goodwill for recoverability;

  the significant estimates and assumptions used in your discounted cash flow model to determine the fair value of your reporting unit[s] in your impairment analysis;

  information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods;

  a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

  how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

In addition, we note that your annual goodwill impairment test is performed in March of each year. Please revise to disclose the results of the impairment test completed in March of 2008. Tell us whether you have performed an interim impairment test since then, considering your financial results for the nine months ended September 30, 2008 and other external economic factors. If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

Bark Group Inc.

Given the materiality of goodwill to your financial statements as a whole, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In response to the Staff’s Comment, the Company has amended the Critical Accounting Policies section within its Management Discussion and Analysis to provide additional disclosure surrounding the procedures performed and assumptions utilized in completing the Company’s goodwill impairment analyses. The Company believes that the additional disclosures include the information requested by Staff with respect to the goodwill impairment analysis. In addition to the updates in the Critical Accounting Policies, the Company has included an additional risk factor on page 18 which discusses the Company’s considerations in relation to the uncertainties in our goodwill impairment test.

2.

We refer to the date of your annual goodwill impairment test. On page 67, you state that you have elected to conduct your impairment tests in March of each year. However, on page F-28, you state that you have elected to conduct your impairment tests in March of each year. However, on page F-28, you state that your annual impairment test is conducted in May of each year. Please revise to correct this inconsistency and tell us when you conducted your annual impairment test in 2008.

In response to Staff’s comment, the Company respectfully advises the Staff that they complete their annual goodwill impairment test in May of each year. In response to this comment, the Company has amended the date of the annual goodwill impairment disclosed on page 67 of the Form S-1 to be consistent with the disclosure on page F-28.

Please advise if you have any questions or comments regarding the Form S-1/A7.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag

cc:	Christine Adams, Staff Accountant, Division of Corporation Finance

cc:	Bark Group Inc.
Attn.: Bent Helvang, Chairman, Anders Hageskov, President and CEO, and Ole Bjerre, Chief Financial Officer